Catalent Pharma Solutions, Inc.

14 Schoolhouse Road

Somerset, NJ 08873

June 24, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Austin Stephenson and Daniel Greenspan

Re:	Catalent Pharma Solutions, Inc.
Registration Statement on Form S-4
Filed June 12, 2013
File No. 333-189256

Dear Messrs. Stephenson and Greenspan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Catalent Pharma Solutions, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 11:00 a.m., Eastern Standard Time, on June 26, 2013, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Edward Tolley at (212) 455-3189 or Xavier Kowalski at (212) 455-3804 of Simpson Thacher & Bartlett LLP.

Very truly yours,

CATALENT PHARMA SOLUTIONS, INC.

By:	/s/ Samrat (Sam) Khichi
Name:	Samrat (Sam) Khichi
Title:	SVP, Chief Administrative Officer and General Counsel

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